Exhibit 99.2

BC FORM 53-901F
(Previously Form 27)
British Columbia Securities Act ("Securities Act")

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

Note: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED CONFIDENTIAL".

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way,
Richmond, BC V7A 5H5
Phone: (604) 278-5996

Item 2: Date of Material Change

State the date of the material change.

December 2, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

December 2, 2003
Vancouver, British Columbia

A copy of the Press Release is attached hereto as Schedule "A".

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

Avalon Development, Teryl's Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to section 85 (3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will not longer or will not be relied upon, a reporting issuer may nevertheless believe on or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed as provided in section 1.5 of the Rules.

Not applicable.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

John G. Robertson
President
(604) 278-5996

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Richmond, British Columbia this 12th day of December , 2003.

LINUX GOLD CORP.

Per:

"John Robertson"
John G. Robertson,
President and Director

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A" TERYL RESOURCES CORP. LINUX GOLD CORP.
NEWS RELEASE
Teryl Resources Corp./Linux Gold Corp.

TSX Venture Exchange: TRC.V
OTCBB: LNXGF

PLACER GOLD TARGETS IDENTIFIED ON THE FISH CREEK
PROPERTY, FAIRBANKS MINING DISTRICT, ALASKA

For Immediate Release: December 2, 2003, Fairbanks, Alaska– Teryl Resources Corp. (the "Company")

(TSX Venture Exchange: TRC.V) / Linux Gold Corp. (OTCBB: LNXGF) announces that a ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (east) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. Extremely high grade gold placer accumulations were encountered in a narrow right-limit channel during excavation of the Fort Knox mine fresh water dam site but their extent and grade downstream on the Fish Creek property has never been explored. A two-person crew, consisting of James Munsell, from Avalon Development and equipment operator, Kerry Adler from On-Line Exploration Services, Inc. conducted the survey. This was an orientation survey to test the right limit bench for a suspected buried placer gold-bearing channel east of Fish Creek. Surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations.

The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Total field and vertical gradient magnetic data have a good correlation, suggestive of adequate base station data. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics.

The two anomalies recommended for physical testing are those indicative of alluvial heavy magnetic mineral concentration encountered on the west side of Lines 100N and 300N, just east of Fish Creek, and the strong anomaly on the eastern extent of Line 300N. Depth estimates for these targets, are generally 8 to 12 feet.

Avalon Development, Teryl's Consultant has recommended a program of additional ground magnetics followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets in early 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson	Contact: John Robertson
President	800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl's and Linux's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

3011- 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409      Toll Free: 800-665-4616      www.terylresources.com